Exhibit 1

OI S.A.

CNPJ/MF nº 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held Company

MATERIAL FACT

OI S.A. ANNOUNCES INFORMATION REGARDING RESTRUCTURING SETTLEMENT NEGOTIATIONS WITH AD HOC GROUP MADE UP OF HOLDERS

OF CERTAIN NOTES ISSUED OR GUARANTEED BY OI S.A.

RIO DE JANEIRO –June 17, 2016 – Oi S.A. (together with certain of its affiliates, the “Company”) announced today that it has been involved in negotiations with members of an ad hoc group (the “Ad Hoc Group”) made up of holders of, or managers of entities holding beneficial interests in, (i) the 9.750% Notes due 2016 issued by Oi S.A., (ii) the 5.125% Notes due 2017 issued by Oi S.A. and guaranteed by Telemar Norte Leste S.A. (“Telemar”), (iii) the 9.500% Notes due 2019 issued by Oi S.A. and guaranteed by Telemar, (iv) the 5.500% Notes Due 2020 issued by Oi S.A. and guaranteed by Telemar, (v) the 5.625% Notes due 2021 issued by Oi Brasil Holdings Coöperatief U.A. (“Oi Netherlands”) and guaranteed by Oi S.A., (vi) the 5.750% Notes due 2022 issued by Oi Netherlands and guaranteed by Oi S.A., (vii) the 6.250% Notes due 2016 issued by Portugal Telecom International Finance B.V. (“PTIF”) and guaranteed by Oi S.A., (viii) the 4.375% Notes due 2017 issued by PTIF and guaranteed by Oi S.A., (ix) the 5.875% Notes due 2018 issued by PTIF and guaranteed by Oi S.A., (x) the 5.000% Notes due 2019 issued by PTIF and guaranteed by Oi S.A., (xi) the 4.625% Notes due 2020 issued by PTIF and guaranteed by Oi S.A., (xii) the 4.500% Notes due 2025 issued by PTIF and guaranteed by Oi S.A., and (xiii) the 5.242% Notes due 2017 issued by PTIF and guaranteed by Oi S.A. (collectively, the “Notes,” and such holders of the Notes, together with the managers of entities holding beneficial interests in the Notes, the “Noteholders”).

Prior to the date hereof, the Company executed a confidentiality agreement (the “Confidentiality Agreement”) with certain Ad Hoc Group members (the “Steering Committee”) to facilitate discussions concerning the Company’s capital structure and potential alternatives for a proposed restructuring of the Company. Pursuant to the Confidentiality Agreement, the Company agreed to disclose publicly, after the expiration of a period set forth in the Confidentiality Agreement, certain information regarding the discussions and/or negotiations that have taken place between the Company and the Steering Committee concerning a restructuring of the Company, as well as all material non-public information concerning the Company that the Company has provided to the Steering Committee (the “Confidential Information”). The information included in this press release and certain documents posted on the Company’s website referenced herein are being furnished to satisfy the Company’s public disclosure obligations under the Confidentiality Agreement. The Confidentiality Agreement has terminated in accordance with its terms, except as otherwise provided therein.

Discussions with the Steering Committee

Representatives of the Company and the Company’s financial and legal advisors (the “Company Representatives”) met in New York with representatives of the Steering Committee and the Steering Committee’s financial and legal advisors (the “Noteholder Representatives”) on June 6, 2016 and June 7, 2016 to negotiate the terms of a potential financial restructuring of the Company (a “Transaction”).

As of the date hereof, no agreement concerning the terms of a Transaction has been reached. While negotiations between the Steering Committee and the Company continue in the future, there can be no assurance that negotiations will continue or if they do continue, that they will result in an agreement regarding the terms of a Transaction.

Confidential Information

In connection with the negotiations between the Steering Committee and the Company regarding a Transaction, the Company provided the Steering Committee with the following documents (the “Documents”) containing Confidential Information, which Documents have been published on the Company’s website:

•	a summary of the Company’s current debts;

•	a redacted list of all Brazilian banks that have guaranteed certain payments or debts that the Company owes and certain information relating to such guarantees;

•	the Company’s summary debt forecasts for all scheduled interest and amortization payments;

•	the Company’s cash flow forecast relating to its derivatives contracts;

•	a list of all of the Company’s real assets and certain information relating thereto;

•	a presentation by the Company regarding certain regulatory issues, including concession agreement revision and terms of adjustment of conduct;

•	a presentation by the Company, dated June 6, 2016, regarding its strategic plan;

•	excerpts from a presentation given by Company Representatives to the Noteholder Representatives, the content of which was provided to the Steering Committee at meetings that took place during the week of June 6, 2016; and

•	excerpts from a presentation by the Company summarizing its contingent liabilities, which was shared with the Noteholder Representatives in May of 2016.

Moreover, in the course of discussions with the Steering Committee, the Company stated to the Steering Committee that approximately 60% of its receivables are currently pledged to Brazilian banks (the “Receivables Statement”).

Additionally, during the course of the negotiations, on June 6, 2016, the Company Representatives provided to the Noteholder Representatives a written restructuring term sheet representing the terms of a potential Transaction (the “Company Term Sheet”). The Company Term Sheet represents the only term sheet or proposal delivered to date by the Company to the Steering Committee concerning the terms of a Transaction.

In response to the Company Term Sheet, on June 11, 2016, the Noteholder Representatives provided to the Company Representatives a written restructuring term sheet representing the terms of a potential Transaction (the “Noteholder Term Sheet”). The Noteholder Term Sheet represents the only term sheet or proposal delivered to date by the Steering Committee to the Company concerning the terms of a Transaction. As of the date hereof, the Company has not responded to the Noteholder Term Sheet or made a counterproposal.

In addition to the disclaimers and qualifiers set forth in the materials themselves, all statements made in the Documents, the Receivables Statement, the Company Term Sheet and the Noteholder Term Sheet are in the nature of settlement discussions and compromise, are not intended to be and do not constitute representations of any fact or admissions of any liability and are for the purpose of attempting to reach a consensual compromise and settlement. Nothing contained in the Documents, the Receivables Statement, the Company Term Sheet or the Noteholder Term Sheet is intended to or shall be construed to be an admission or a waiver of any rights, remedies, claims, causes of action or defenses. The information contained in the Documents, the Receivables Statement, the Company Term Sheet and the Noteholder Term Sheet is for discussion purposes only and shall not constitute a commitment to vote for or consummate any transaction described therein.

Furthermore, the contents of the Documents, the Receivables Statement, the Company Term Sheet and the Noteholder Term Sheet shall not be construed as guidance by the Company in relation to its future results, and the Company waives any responsibility to update such contents or information at any time.

The Company has published the Documents, the Company Term Sheet and the Noteholder Term Sheet, and will publish translations of such materials in Portuguese as soon as possible, on its website, available at http://ir.oi.com.br (English) and http://oi.com.br/ri (Portuguese).

Rio de Janeiro, 17 de junho de 2016.

Flavio Nicolay Guimarães

Diretor de Finanças e de Relações com Investidores

Oi S.A.

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